March 8, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for Collaborative Investment Series Trust – Mercator International Opportunity Fund, under the date of November 22, 2019, we reported on the financial statements of Collaborative Investment Series Trust – Mercator International Opportunity Fund as of and for the period ended December 31, 2019 and 2018. On November 22, 2019, we were replaced as independent registered public accounting firm for Collaborative Investment Series Trust – Mercator International Opportunity Fund, at the request of the Audit Committee.

We have read the statements included within items i through v made by Collaborative Investment Series Trust – Mercator International Opportunity Fund, included under Sub-Item 77K of Form N-CSR dated March 8, 2021, and we agree with such statements.

Very truly yours,

/s/ Sanville & Company